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UNITI 08028527
SECURITIES AND EX...
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conifer Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 255
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Friesen (415) 677-5990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Odenberg, Ullakko, Muranishi & Co. LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20

OATH OR AFFIRMATION

I, Mark Friesen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conifer Securities, LLC, as of December, 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTONIA SARTINI
Commission # 1646684
Notary Public - California
San Francisco County
My Comm. Expires Feb 20, 2010

Notary Public

Signature

Vice President of Finance
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N I F E R

S E C U R I T I E S

CONIFER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
WITH INDEPENDENT
AUDITOR'S REPORT THEREON

******

DECEMBER 31, 2007

CONIFER SECURITIES, LLC

TABLE OF CONTENTS

OUM ODENBERG ULLAKKO MURANISHI & CO. LLP
Certified Public Accountants & Consultants

465 California Street, Suite 700 | Telephone: (415) 434-3744
San Francisco, California 94104 | Facsimile: (415) 788-2260

INDEPENDENT AUDITOR'S REPORT

February 1, 2008

To the Members of
Conifer Securities, LLC

We have audited the accompanying statement of financial condition of Conifer Securities, LLC (the Company) as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Conifer Securities, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Odenberg Ullakko Muranishi & Co LLP

CONIFER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	2,400,827
Deposits with clearing broker-dealers		2,412,966
Receivables from broker-dealers		3,581,320
Other receivables		1,547,975
Marketable securities owned, at market value		222,705
Other investments		613,956
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $2,030,495		1,696,458
Other assets		266,463
TOTAL ASSETS	**$**	**12,742,670**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Accrued expenses	$	3,801,265
Payables to broker-dealers		602,481
Deferred expenses		450,247
TOTAL LIABILITIES		4,853,993
MEMBERS' CAPITAL		7,888,677
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**12,742,670**

See accompanying notes to the statement of financial condition.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business

Conifer Securities, LLC (the Firm) is a limited liability company organized under the laws of the State of California. The Firm is a registered broker-dealer regulated by the Financial Industry Regulatory Authority (FINRA), engaging in the general securities industry. The Firm commenced its operations on March 16, 1989.

The Firm provides exceptional corporate services, quality execution, investment selection, brokerage processing and full back office support to a select group of investment managers, independent research analysts and private clients. The Firm's primary office is in San Francisco and it maintains secondary offices in New York City and Boston.

The Firm has a 50% ownership interest in Conifer Holdings (BVI) Ltd., whose only asset is the ownership of Conifer Fund Services, Ltd., a British Virgin Islands company which provides fund administration and investor services for hedge funds, most of which are domiciled outside of the United States. (See Note 8.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

The Firm introduces all of its trades, on a fully-disclosed basis, to other broker-dealers and is therefore exempt from SEC Rule 15c3-3 under provisions provided for in subparagraph (k)(2)(ii). Investments in marketable securities owned and marketable securities sold, not yet purchased, consists of common stock of United States companies and are valued at market value. Nonmarketable securities are valued at fair value as determined by management.

Cash and Cash Equivalents

For purposes of the accompanying statement of financial condition, cash and cash equivalents are defined as all checking and money market accounts deposited with commercial banks. Deposits held by commercial banks are in excess of federally insured limits.

Receivables from Broker-Dealers

The Firm's receivables from broker-dealers consist primarily of amounts due from other broker-dealers for trades executed and cleared by these other broker-dealers. These amounts due from other broker-dealers are typically received shortly after the accounting period in which they are recorded. The Firm has not experienced any significant uncollectible accounts receivable.

Other Receivables

Other receivables consist primarily of receivables from the Firm's clients for services. All receivables are current. The Firm has not experienced any significant uncollectible amounts.

Furniture, Equipment and Leasehold Improvements

The cost of furniture and equipment is depreciated over the estimated useful lives of five to twelve years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization are provided using the straight-line method. The Firm's furniture, equipment and leasehold improvements by major category are as follows:

Computer equipment	$ 1,453,448
Furniture and fixtures	449,586
Office equipment	524,946
Leasehold improvements	1,298,973
	3,726,953
Less - accumulated depreciation and amortization	2,030,495
Net furniture, equipment and leasehold improvements	$ 1,696,458

Income Taxes

The accompanying statement of financial condition does not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code, a limited liability company is a reporting entity only. The individual Members report their distributive share of the Firm's income and credits on each member's individual tax return. However, certain states and New York City in which the Firm operates impose fees and taxes at the Firm level.

Use of Accounting Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates and assumptions.

NOTE 3 – MEMBERS' CAPITAL

The Firm is a limited liability company and, as such, no Member shall have any personal liability to the Firm, any other Member or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Member to the Firm.

The Firm has three active classes of Members: Class A, Class B, and Class C. The principal differences between the three classes are: 1) all Class A Members are compensated for services provide to the Firm; 2) Class B Members may only be terminated from the Firm by the death of their principals, and 3) Class C Members only receive Firm profits of 7% of their capital balances before distributions to Class A and B Members.

At December 31, 2007, Class A Members had $5,146,000 of the members' capital and received approximately 69% of the profits of the Firm, Class B Members had $2,382,000 of the members' capital and received approximately 30% of the profits, and Class C Members had $360,000 of the members' capital and received 1% of the profits.

The Firm has entered into an agreement with a Class A Member which grants this member the option of purchasing up to 35 points of Class A interests, as defined by the operating agreement. This member's remaining option of 14 points vests in January 2008.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

In 2004, the Firm entered into a lease for its San Francisco office space with Ferry Building Associates, LLC. The terms of this lease call for annual base rent of $1,773,595 until the initial lease expires February 2011 and contains one option to renew the lease for an additional five years at the prevailing market rates in effect at that time. In addition to the base rent amount, the Firm will also pay its pro-rata share of increases in the building's general expenses. The lease provides for a rent-free period and rent incentive as defined in the agreement. The rent-free period and rent incentive is being amortized over the initial lease term on a straight-line basis. The resulting deferred rent credit liability of $276,390 is included in deferred expenses in the accompanying statement of financial condition.

In connection with this lease, the Firm also entered into an agreement with City National Bank for an irrevocable standby letter of credit for $339,960, which expires on June 15, 2011 and acts as a security deposit to the landlord.

In 2007, the Firm entered into a new lease for its New York office space with Sage Realty Corporation, LLC. The terms of this lease call for annual base rent of $1,381,000 through August, 2010; $1,406,000 from September, 2010 through December, 2011; and $1,466,000 through August 31, 2016. In addition to the base rent amount, the Firm will also pay its pro-rata share of increases in certain of the building's general expenses. The lease provides for a rent-free period as well as the aforementioned periodic rent increases over the term of the lease. The rent-free period and increasing rents are being amortized over the initial lease term on a straight-line basis. The resulting deferred rent credit liability of $173,857 is included in deferred expenses in the accompanying statement of financial condition.

In connection with this lease, the Firm also entered into an agreement with City National Bank for two irrevocable standby letters of credit totaling $199,000, which expire August 31, 2016 and act as a security deposit to the landlord.

The minimum lease payments (including current pass-throughs) due under the terms of these lease agreements for the next five years are $3,705,000 (2008); $3,670,000 (2009); $3,593,000 (2010); $1,872,000 (2011); and $1,587,000 (2012).

In the ordinary course of business, the Firm regularly enters into agreements for the use of quotation, trading, and other services. These agreements are typically for periods of one year or less.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. At December 31, 2007, the Firm had net regulatory capital of $3,419,475, which was $3,095,875 in excess of its required net capital of $323,600 and its net capital ratio was 1.4 to 1.

NOTE 6 - PROFIT SHARING 401(k) PLAN

The Firm has adopted a Profit Sharing 401(k) Plan. The Plan is a defined contribution plan which provides for voluntary employee contributions as well as discretionary matching allocations by the employer as set forth by the Plan. The Plan covers substantially all full-time employees who meet the Plan's eligibility requirements as defined by the Plan.

NOTE 7 - CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

Concentrations

Substantially all of the amounts receivable from broker-dealers are due from Jefferies & Company Inc. (Jefferies). Cash and securities deposited with clearing brokers and dealers are held primarily by Jefferies. The amounts shown as cash and cash equivalents are held by two banks and are in excess of the FDIC insured limits.

Credit Risk

As a securities broker-dealer, the Firm is engaged in various trading and brokerage activities. These services are provided to a small group of investors. A portion of the Firm's securities transactions are collateralized and executed with and on behalf of other institutional investors, including other brokers and dealers. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument.

Securities sold short by the Firm may give rise to off-balance sheet risk. These transactions involve an obligation to purchase such securities at a future date. The Firm records these obligations at the market value of these securities. Should the securities rise in value, it may be necessary to purchase these securities at a cost in excess of the obligation reflected in the accompanying financial statement.

Periodically, the Firm is a party to option contracts. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price. In return for this right, the purchaser pays a premium to the seller of the option. Premiums received on option contracts sold and premiums paid on option contracts purchased are adjusted to the carrying amount of those instruments in the accompanying financial statement. The Firm is exposed to off-balance sheet market risk related to written option contracts due to the possibility of unfavorable price changes.

NOTE 8 – CONIFER HOLDINGS (BVI), LTD.

The Firm records its investment in Conifer Holdings (BVI), Ltd. (Conifer BVI) based on the equity method. The investment in Conifer BVI is reflected as a single line on the statement of financial condition, and is increased by working capital provided by the Firm or by the Firm's share of net income, and is decreased by dividends paid to the Firm or by the Firm's share of net loss.

For the year ended December 31, 2007, the Firm provided working capital to Conifer BVI of $287,700, and received dividends of $45,400. In addition, the Firm recorded its share of net income from Conifer BVI of $127,700. As of December 31, 2007, the firm's investment in Conifer BVI was $577,700 and is included in other investments in the accompanying statement of financial condition.

END